Exhibit 99.24

FORMATION CAPITAL CORPORATION Suite 1510 – 999 West Hastings Street. Vancouver, British Columbia V6C 2W2 Telephone: (604) 682-6229 NOTICE OF 2004 ANNUAL GENERAL MEETING

TAKE NOTICE that the 2004 Annual General Meeting of the shareholders of FORMATION CAPITAL CORPORATION (hereinafter called the "Company") will be held at Suite 1510, 999 West Hastings Street, Vancouver, British Columbia, on:

Friday, August 13, 2004

at the hour of 2:00 o'clock in the afternoon (Vancouver time) for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the financial statements of the Company for its fiscal year ended February 29, 2004 and the report of the Auditors thereon;

3.	to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.	to determine the number of directors and to elect Class III directors;

5.	to pass a resolution authorizing the directors to arrange, from time to time, additional private placements in accordance with The Toronto Stock Exchange guidelines, not to exceed the number of issued and outstanding shares in the aggregate of the Company on the date of the Meeting and not materially affecting control of the Company;

6.	to pass a resolution approving the amendment to the Company’s existing Stock Option Plan more particularly described in the Information Circular accompanying this Notice;

7.	to pass a resolution approving the amendment to the Company’s Shareholder Protection Rights Plan more particularly described in the Information Circular accompanying this Notice;

8.	to pass the special resolutions set forth under the heading “Particulars of Matters to be Acted Upon – Transition Into the B.C. Business Corporations Act and Adoption of New Articles” in the Information Circular accompanying this Notice:

	A.	removing the application of the Pre-existing Company Provisions to the Company and altering the Company’s Notice of Articles accordingly; and

	B.	cancelling the existing Articles of the Company and adopting a new form of Articles for the Company; and

9.	to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular, which contains details of the matters to be considered at the Meeting, and a form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his place. If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy accompanying this Notice and then complete, date, sign and return the Proxy within the time set out in the Notes. The form of Proxy accompanying this Notice is solicited by Management of the Company but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting. Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 1st day of July, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF FORMATION CAPITAL CORPORATION

“Mari-Ann Green” Mari-Ann Green Chief Executive Officer